Mail Stop 6010

October 18, 2007

Earl L. Yager, Chief Executive Officer
CHAD Therapeutics, Inc.
21622 Plummer Street
Chatsworth, California 91311

Via U S Mail and FAX [(818) 407-8148]

Re: CHAD Therapeutics, Inc.
Form 10-K for the fiscal year ended March 31, 2007
And Amendment No. 1
Form 10-Q for the quarter ended June 30, 2007
File No. 1-12214

Dear Mr. Yager:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant